EXHIBIT (a)1(C)

THE SHAW GROUP INC.

NOTICE OF OFFER TO PURCHASE FOR CASH ANY OR ALL OF ITS

OUTSTANDING LIQUID YIELD OPTIONTM NOTES DUE 2021

CUSIP NUMBERS	ISSUE DATE	MATURITY DATE

820280AC9	May 1, 2001	May 1, 2021

      This Notice is being delivered in connection with the offer by The Shaw Group Inc. (“Shaw”) to purchase for cash (the “Offer”) from the holders thereof any or all of the outstanding Liquid Yield OptionTM Notes due 2021 (“LYONs”) issued by Shaw under that certain Indenture dated as of May 1, 2001 (the “Indenture”) by and between Shaw and The Bank of New York (as successor to United States Trust Company of New York), as trustee. Enclosed are the following documents.

      1. Offer to Purchase and Company Notice dated April 2, 2004 (the “Offer to Purchase”).

      2. Letter of Transmittal and Purchase Notice, for use by holders in tendering LYONs pursuant to the Offer, including a separate sheet entitled Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (“Letter of Transmittal”).

      The Offer is being made by Shaw pursuant to the requirements of Section 3.08(a) of the Indenture and Section 6 of the LYONs certificate, which require Shaw to offer to purchase the LYONs as of May 1, 2004 (the “Purchase Date”) for a price of $683.61 per $1,000 principal amount at maturity (the “Purchase Price”). As permitted by the Indenture, Shaw has elected to pay the Purchase Price in cash.

      The Offer will expire at 5:00 p.m., Eastern time, on April 30, 2004, unless extended (the “Expiration Time”). Holders may withdraw previously tendered LYONs at any time prior to the Expiration Time by complying with the withdrawal procedures established by The Depository Trust Company as described in the Offer to Purchase.

      Each Holder that follows the procedures set forth in the Offer to Purchase and Letter of Transmittal and has surrendered its LYONs to The Bank of New York, as Depositary, will receive payment promptly after the Purchase Date in an amount equal to the Purchase Price per LYON tendered and purchased in the Offer.

      Holders that do not elect to require Shaw to purchase their LYONs will maintain the right to convert their LYONs into shares of common stock, no par value, of Shaw (“Common Stock”) in accordance with and subject to the terms of the Indenture and the LYONs. The conversion rate of the LYONs is 8.2988 shares of Common Stock per $1,000 principal amount of LYONs. The closing sales price of a share of Common Stock, as reported by THE WALL STREET JOURNAL, on April 1, 2004 was $11.06.

      Reference is made to the Offer to Purchase and Letter of Transmittal for the complete terms of the Offer and other information relating to the Offer, which are incorporated by reference in full herein.

      Any questions regarding the Offer should be directed to the Information Agent or the Depositary at their respective telephone numbers and locations listed below.

The Depositary for the Offer is:

The Bank of New York

101 Barclay Street
New York, New York 10286
Attention: Mr. Kin Lau
Reorganization Section, 7 East
(212) 852-1626

The Information Agent for the Offer Is:

D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Banks and brokers (Call Collect): (212) 269-5550

or

All Others Call (Toll Free): (800) 848-3416

      The terms Liquid Yield Option and LYONs are Trademarks of Merrill Lynch & Co., Inc.

THE SHAW GROUP INC.

April 2, 2004